SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 August 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 4 August 2006
99.2	Transaction in Own Shares dated 7 August 2006
99.3	Transaction in Own Shares dated 8 August 2006
99.4	Holding(s) in Company dated 9 August 2006
99.5	Transaction in Own Shares dated 9 August 2006
99.6	Transaction in Own Shares dated 10 August 2006
99.7	Transaction in Own Shares dated 11 August 2006
99.8	Transaction in Own Shares dated 14 August 2006
99.9	Transaction in Own Shares dated 15 August 2006
99.10	Transaction in Own Shares dated 16 August 2006

99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 200,000 of its ordinary shares at a price of 855p per share.

99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 175,000 of its ordinary shares at a price of 859.45p per share.

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 450,000 of its ordinary shares at a price of 869.0752p per share.

99.4

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays PLC

5) Number of shares/amount of stock acquired

Not notified

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 11 3/7p each

10) Date of transaction

3 August 2006

11) Date company informed

8 August 2006

12) Total holding following this notification

11,053,880

13) Total percentage holding of issued class following this notification

3.05%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Liz Lane 01753 410 246

16) Name and signature of authorised company official responsible for making this notification

Liz Lane

17) Date of notification

9 August 2006

99.5

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 450,000 of its ordinary shares at a price of 865.0538p per share.

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 550,000 of its ordinary shares at a price of 836.99p per share.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 500,000 of its ordinary shares at a price of 844.41p per share.

99.8

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 400,000 of its ordinary shares at a price of 847.42p per share.

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 285,000 of its ordinary shares at a price of 862.08p per share.

99.10

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 500,000 of its ordinary shares at a price of 868.19p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 August 2006